U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                  FORM N-17 f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies



1.   Investment Company Act File:                    Date examination completed:

     811-8384                                        October 31, 1997


2.   State Identification Number:

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 AL        AK         AZ            AR                     CA                 CO
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 CT        DE         DC            FL                     GA                 HI
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 ID        IL         IN            IA                     KS                 KY
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 LA        ME         MD            MA                     MI                 MN
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 MS        MO         MT            NE                     NV                 NH
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 NJ        NY         NC            ND                 OH
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 OK        OR         PA            RI                     SC                 SD
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 TN        TX         UT            VT                     VA                 WA
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 WV        WI         WY            PUERTO RICO
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  Other (specify):

3. Exact name of investment company as specified in registration statement:

   CENTURA FUNDS, INC.


4. Address of principal executive office: (number, street, city, state, zip code)

   3435 Stelzer Road, Columbus, Ohio 43219

                         Independent Accountant's Report


To the Board of Directors
Centura Funds, Inc.

We have examined management's assertion about Centura Funds, Inc.'s (the "Company") (consisting of Centura Equity Growth Fund, Centura Federal Securities Income Fund, Centura Southeast Equity Fund and Centura North Carolina Tax-Free Bond Fund) compliance with certain rules under the Investment Company Act of 1940 (the "Act") as of October 31, 1997 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.


Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1997 and for the period July 1, 1997 through October 31, 1997, with respect to securities of Centura Funds, Inc.:


   w    Confirmation of all securities held by institutions in book entry form at the Federal Reserve Bank of Richmond and the Depository Trust Company as of October 31, 1997;


   w Agreed all securities purchased/sold but not received/delivered to broker confirmations as of October
         31, 1997;


   w    Reconciliation of all such securities to the books and records of the
         Company and the Custodian as of October 31, 1997;


   w    Analytical review and tests of security transactions for the period
         Ju1y 1, 1997 through October 31, 1997 on a test basis.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Centura Fund's Inc. was in compliance with certain provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1997 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Centura Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ McGladrey & Pullen, LLP


New York, New York
February 6, 1998

             Management Statement Regarding Compliance with Certain
                Provisions of the Investment Company Act of 1940

Securities reflected in the investment account of Centura Funds, Inc. (consisting of Centura Equity Growth Fund, Centura Federal Securities Income fund and Centura North Carolina Tax-Free Bond Fund) as of October 31, 1997, other than pending transactions which have not settled, represent securities held at locations specified under the provisions of Section 17 of the Investment Company Act of 1940, and the rules and regulations thereunder, relating to custody of investments.

Centura Funds, Inc.


By:

/s/ Thomas Line
-----------------------
Thomas Line, Treasurer